News Release	AMEX, TSX Symbol: NG

NOVAGOLD ADVISES SHAREHOLDERS TO TAKE NO ACTION
REGARDING BARRICK GOLD UNSOLICITED TAKEOVER BID

Special Committee of NovaGold Board of Directors
To Review and Provide Recommendation

VANCOUVER, BRITISH COLUMBIA, August 4, 2006 – NovaGold Resources Inc. (TSX: NG) (AMEX: NG) today confirmed that Barrick Gold Corporation (TSX: ABX) (NYSE: ABX) has commenced an offer to purchase all of the outstanding common shares of NovaGold for US$14.50 per share in cash.

A Special Committee of NovaGold’s Board of Directors, in consultation with its financial and legal advisors, will thoroughly evaluate the Barrick offer. After this evaluation, the NovaGold Board will issue a Directors' Circular and a related Solicitation/Recommendation Statement on Schedule 14D-9 that will contain important information, including the Board's recommendation to shareholders with respect to the Barrick offer.

NovaGold advises shareholders to defer making any determination with respect to the Barrick offer until reading the Directors' Circular and the related Solicitation/Recommendation Statement on Schedule 14D-9, which are expected to be available in due course.

The Special Committee has retained RBC Dominion Securities Inc., a member company of RBC Capital Markets, and Citigroup Global Markets Inc. as financial advisors, and Borden Ladner Gervais LLP and Dorsey & Whitney LLP as legal counsel.

Shareholders are urged to read the Directors' Circular and Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments thereto when they become available because they contain important information. The Directors' Circular and Solicitation/ Recommendation Statement on Schedule 14D-9 and any amendments will be filed with the U.S. Securities and Exchange Commission (the "SEC") and available free of charge on the SEC's website at www.sec.gov. The Directors' Circular and Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments will also be available on SEDAR’s website at www.sedar.com. In addition, these materials may be obtained free of charge from NovaGold by directing a request to NovaGold's corporate secretary at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone (604) 669-6227. Other reports filed by or furnished to the SEC or SEDAR by NovaGold may be obtained free of charge at www.sec.gov, www.sedar.com or from NovaGold's corporate secretary as well. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net

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Contacts:
Investors:

Don MacDonald, CA
Senior Vice President & CFO
(604) 669-6227 or 1-866-669-6227

Greg Johnson
Vice President, Corporate Communications
and Strategic Development
(604) 669-6227 or 1-866-669-6227

Mike Brinn
Innisfree M&A Incorporated
(212) 750-5833	Media: John Lute Lute and Company (416) 929-5883 Matt Sherman / Jamie Moser Joele Frank, Wilkinson Brimmer Katcher (212) 355-4449